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                       Report of Independent Accountants



To the Board of Trustees of:
BT Alex Brown Cash Reserve Fund, Inc. - Prime Series
BT Alex Brown Cash Reserve Fund, Inc. - Treasury Series
BT Alex Brown Cash Reserve Fund, Inc. - Tax Free Series
Flag Investor Emerging Growth Fund, Inc.
Flag Investors Equity Partners Fund, Inc.
Flag Investors Real Estate Securities Fund, Inc.
Flag Investors Communications Fund, Inc.
Flag Investors Value Builder Fund, Inc.
Flag Investors Maryland Intermediate Tax-Free Income Fund, Inc.
Flag Investors Short Intermediate Income Fund, Inc.
Flag Investors International Fund, Inc.


We have examined management's assertion about BT Alex Brown Cash Reserve Fund, Inc.-Prime Series, BT Alex Brown Cash Reserve Fund, Inc.-Treasury Series, Flag Investor Emerging Growth Fund, Inc., Flag Investors Equity Partners Fund, Inc., Flag Investors Real Estate Securities Fund, Inc. Flag Investors Communications Fund Inc., Flag Investors Value Builder Fund, Inc., Flag Investors Maryland Intermediate Tax-Free Income Fund, Inc., Flag Investors Short Intermediate Income Fund, Inc., BT Alex Brown Cash Reserve Fund, Inc.-Tax Free Series, and Flag Investors International Fund (the "Funds) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of July 31, 1998 included in its representation letter dated April 26, 1999. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 1998 and with respect to agreement of security purchases and sales, for the period from February 27, 1998 (the date of our last examination) through July 31, 1998:


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     o   Count and inspection of all securities located in the vault of Bankers
         Trust in New York;

     o Confirmation of all securities held by institutions in book entry form-The Federal Reserve Bank of New York, The Depository Trust Company, CREST and CHESS;

     o Confirmed all securities record-kept at banks with whom the Custodian and the Funds have contracted to provide sub-custodian services to management including Citicorp-Florida, Generale Bank Belgium, Creditanstalt Bankyerein Austria, Barclays Bank London, Royal Bank of Canada, Den Danske Bank Denmark, Merita Bank Finland, Banque Paribas France, Dresdner Bank Germany, National Bank of Greece, Deutsche Bank India, Standard Charter Bank Indonesia, Allied Irish Bank Ireland, Standard Charter Bank Hong Kong, Citibank Italy, Sumitomo Bank Tokyo, Standard Charter Bank Korea, Custodian & Nominees Malaysia, Bancomer Mexico, ABN AMRO Netherlands, ANZ Nominees Limited, New Zealand, Euroclear Belgium, Standard Charter Bank Pakistan, Standard Charter Bank Manila, Banco Espirito Portugal, United Overseas Bank Singapore, Banco Santander Spain, Svenska Handelsbanken Sweden, Swiss Bank Corp Switzerland, Barclays Bank Bostwana, Standard Charter Bank Thailand, ABAS Securities, CEDEL, Citibank Poland, and Citibank Norway;

     o Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

     o Reconciliation of all such securities to the books and records of the Funds and the Custodian;

     o Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Bankers Trust records; and

     o Agreed selected securities purchased and securities sold or matured since our last report from the books and records of the Funds to broker confirms.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 1998 with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Funds and the Securities and Exchange Commission and should not be used for any other purpose.

                                        /s/ PricewaterhouseCoopers LLP

New York, New York
April 26, 1999



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                                  FORM N-17f-2


 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                    Pursuant to Rule 17f-2(17 CFR 270.17f-2)

1. Investment Company Act File Number:              Date examination completed:
                                                    July 31, 1998

                                                               File
           Fund Name:                                          Number
--------------------------------------------                  --------
BT Alex. Brown Cash Reserve Fund                              811-3196
   -Prime Series
   -Treasury Series
   -Tax-Free Series
Flag Investors Emerging Growth Fund                           811-5320
Flag Investors Equity Partners Fund                           811-8886
Flag Investors Real Estate Securities Fund                    811-8500
Flag Investors Telephone Income Fund                          811-3883
Flag Investors Value Builder Fund                             811-6600
Flag Investors Maryland Intermediate Tax-Free Fund            811-7922
Flag Investors Short-Intermediate Income Fund                 811-6084

2. State Identification Number.

AL             AK             AZ             AR             CA             CO
CT             DE             DC             FL             GA             HI
ID             IL             IN             IA             KS             KY
LA             ME             MD             MA             MI             MN
MS             MO             MT             NE             NV             NH
NJ             NM             NY             NC             ND             OH
OK             OR             PA             RI             SC             SD
TN             TX             UT             VT             VA             WA
WV             WI             WY             PUERTO RICO
Other (specify):

3. Exact number of investment company as specified in registration statement:
   See 1 above

4. Address of principal executive office: (number, street, city, state, zip code) One South Street, Baltimore, MD 21202

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.